UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                             PRESIDIO CAPITAL CORP.
                                (Name of Issuer)

                   Class A Common Shares, U.S. $.01 par value
                         (Title of Class of Securities)

                                    G72201109
                                 (CUSIP Number)


                            Richard J. Sabella, Esq.
                             Cahill Gordon & Reindel
                                 80 Pine Street
                            New York, New York 10005
                                 (212) 701-3000
           (Name, Address and Telephone Number of Person Authorized
to
                       Receive Notices and Communications)


                               September 12, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report
the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

Item 1.           Security and Issuer.

     This Amendment No. 2 amends the Statement on Schedule 13D with respect to the Class A Common Shares (the "Class A Shares") of Presidio Capital Corp. (the
"Issuer"), previously filed on July 28, 1997 by the reporting person named therein (the "Schedule 13D"). Capitalized terms used herein without definition shall have the meanings given to such terms in the Schedule 13D.

Item 4.           Purpose of Transaction.

         Item 4 is amended by adding the following:

     On September 12, 1997, the existing Class A Directors appointed W. Edward
Scheetz, David Hamamoto and David King to succeed them as directors of the
Issuer upon their resignation. Immediately thereafter, the Class A Directors resigned. David King is a Director of and Treasurer and Secretary of the
Reporting Person.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 19, 1997


                                  PRESIDIO HOLDING COMPANY, LLC


                                  By:     /s/ Edward Scheetz
                                      -----------------------------
                                  Title:  Authorized Signatory